

News Release

Alexco Reports Second Quarter 2019 Results

(All amounts in CDN$ unless otherwise indicated)

August 13, 2019 - Alexco Resource Corp. (NYSE-American: AXU) (TSX: AXU) ("Alexco" or the "Company") today reports financial results for the quarter ended June 30, 2019. For the second quarter of 2019 ("Q2 2019") Alexco recorded a net loss of $1.5 million ("M") or ($0.01) per share. Alexco Environmental Group ("AEG"), a wholly owned subsidiary of Alexco, recognized revenues of $8.7 M with a gross profit of $2.0 M.

Q2 2019 Highlights

CORPORATE

- Overall, Alexco reported net loss of $1.5 M or $(0.01) per share for Q2 2019 and a loss before tax expense of $1.4 M including net non-cash income adjustments of $227,000. In the same period for 2018 the Company incurred a loss before taxes of $1.8 M or $(0.02) per share, including non-cash costs of $440,000. The decrease in net loss in the 2019 period compared to the 2018 period was mainly attributed to an increase in the non-cash fair value gain of $1.0 M on the embedded derivative related to the Wheaton Precious Metals Corp. ("Wheaton") streaming agreement offset by less profits from the environmental consulting business ("AEG").

- The Company's cash and cash equivalents at June 30, 2019 totaled $11.8 M compared to $8.6 M at December 31, 2018, while net working capital totaled $15.5 M compared to $10.2 M at December 31, 2018.

- On June 7, 2019, the Company completed a bought deal public offering and issued 6,500,000 common shares at a price of US$1.00 ($1.33) per share for aggregate gross proceeds of US$6.5 M ($8.6 M) and net cash proceeds for US$5.8 M ($7.7 M).

- On April 23, 2019 the Company completed a private placement, on a bought deal basis, of 1,842,200 flow-through common shares at a price of $1.90 per share for gross proceeds of $3.5 M. The flow-through common shares comprise: (i) 1,579,000 flow-through shares with respect to "Canadian exploration expenses" (the "CEE Shares") priced at $1.90 per CEE Share; and (ii) 263,200 flow-through shares with respect to "Canadian development expenses" (the "CDE Shares") priced at $1.90 per CDE Share.

MINE OPERATIONS AND EXPLORATION

- The Company announced the results of an independent pre-feasibility study ("PFS") on its 100% owned Keno Hill Silver project (see press release dated March 28, 2019 entitled "Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District") and on May 8, 2019 the Company filed an independent technical report. The results are discussed in detail under *2019 Developments* on page 6 of the MD&A.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9
Canada



- In June 2019, the Company initiated a minimum 7,500 meter ("m"), $2.2 M surface exploration diamond drilling program in the Keno Hill Silver District.

- The Company commenced surface capital construction activities consistent with work outlined in the recently published PFS, focusing installation of the underground production-related portal infrastructure at the Bermingham decline, as well as civil preparation work for installation of surface facilities and infrastructure to support future production including upgrading of existing haul roads and construction of a coarse ore storage facility.

- The water use licence ("WUL") application completed the Technical Adequacy phase in July 2019 and a 30-day public comment period was subsequently advertised. Management anticipates receipt of the WUL in the fourth quarter of 2019. The Company is awaiting this permit before making a production decision.

ALEXCO ENVIRONMENTAL GROUP

- AEG recognized revenues of $8.7 M for Q2 2019 for a gross profit of $2.0 M achieving a gross margin of 23%, compared to revenues of $3.5 M for a gross profit of $1.4 M and a gross margin of 39% for Q2 2018. In Q2 2019, AEG incurred an operating loss before taxes of $161,000 excluding non-cash costs of $138,000 *(see Note 22 in the financial statements for the three and six month period ended June 30, 2019)*.

- AEG and joint venture partner, JDS Energy and Mining Inc. ("JDS"), entered into an agreement to acquire the abandoned Mount Nansen Mine site ("Mount Nansen") from the Federal Government of Canada ("Canada"). AEG and JDS formed a limited partnership called Mount Nansen Remediation Limited Partnership ("MNR") to enter into the agreement with Canada, whereby Canada will pay MNR to remediate environmental contamination from previous mining activities at Mount Nansen. AEG and JDS each own 50% in MNR as well as a newly formed general partnership and will be jointly responsible for Mount Nansen project remediation work and will share equally in the project's costs and profits. Working alongside Canada, the Yukon Government and Little Salmon/Carmacks First Nations, AEG will be primarily responsible for permitting, design and care and maintenance while JDS will be responsible for the construction aspect of the Mount Nansen project. This project is expected to take up to 10 years to complete.

- AEG entered into an agreement with the Bank of Montreal ("BMO") for a revolving line of credit ("LOC") for up to $4,000,000. The LOC has an interest rate of approximately 5.7% on drawn funds, is secured against all of AEG assets, and has customary covenants in place. AEG utilized the LOC capacity to post a $1,000,000 letter of credit for Mount Nansen. No amounts have been drawn on the LOC.

Alexco's Chairman and Chief Executive Officer, Clynt Nauman, commented, "Our annual surface exploration campaign, which aims to test deeper targets in the vicinity of the Bermingham deposit and test other targets identified in 2018, is progressing as planned. Initial results will be available in the fourth quarter, 2019. Concurrently, we are advancing construction of key surface infrastructure required to restart mining operations. The key to a production decision at Keno Hill is an amended Water Use License, which we now expect to be granted in the fourth quarter. Our environmental business, AEG performed as expected in the second quarter generating strong revenues and gross margins while also growing its business support and management team toward our primary objective of a standalone business."

Keno Hill Development and Exploration

Exploration

For 2019, the Company has commenced a 7,500 m, $2.2 M surface exploration diamond drilling program whereby:

- The program commenced in June 2019 and will comprise approximately 20 drill holes with two drills on the Bermingham deposit, where up to ten holes will target local extensions of the shallower Northeast



Zone, as well as systematically testing the continuity and tenor of the high grade mineralization at depth;

- The remaining holes will target structural anomalies identified on Galena Hill in the 2018 aerial geophysical survey to further trace mineralization near the Bermingham deposit and will also include some preliminary work to better understand the newly discovered continuation of the trend of Hector-Calumet-Bermingham mineralization southwest of the Brefalt fault; and

- The drilling program is scheduled to be completed in September 2019, but can be extended if warranted, with results expected to be finalized in the fourth quarter of 2019.

As of the date of this news release, the Company has completed eight holes for a total of 4,937 m.

The Company is also focused on other surface exploration, shallow RAB drilling and trenching to follow up on testing of blind mineralized structures, with signatures similar to that of Bermingham that extend under shallow cover also as identified by the detailed aerial geophysical survey conducted in late 2018.

Permitting

Alexco has the requisite permits and authorizations for future ore production from the Bellekeno, Flame & Moth, Lucky Queen, and Onek deposits. Permitting for production from the Bermingham deposit is ongoing with a positive Decision Document issued by the Yukon Government on July 27, 2018. The Decision Document outlines a number of standard terms and conditions for development and mine production from the Bermingham deposit.

With the issuance of the Decision Document, Alexco submitted a water licence renewal application to the Yukon Water Board for processing and milling ore and discharging treated water from the Bermingham mine, as well as renewing all other permitted deposits in the District for a further 17 years.

Completion of the amendments to Alexco's quartz mining licence ("QML") is expected in Q3 2019, and a renewal of the WUL is expected in Q4 2019. The WUL application completed the Technical Adequacy phase in July 2019 and a 30-day public comment period was subsequently advertised.

Alexco Environmental Group

AEG recognized revenues of $8.7 M in Q2 2019 for a gross profit of $2.0 M, achieving a gross margin of 23% compared to revenues of $3.5 M for a gross profit of $1.4 M, achieving a gross margin of 39% in Q2 2018. The increase in gross profit during the 2019 period was primarily due to the completion of the water treatment plant at a project in Ontario, Canada and commencement of plant operations. Furthermore, continued work was performed on the Schwartzwalder Mine and the former Cañon City Uranium Mill reclamation and cleanup projects in Colorado. The operating earnings decreased during the quarter as AEG continued to invest into its senior executive team, while also incurring significant up-front costs on the Mount Nansen project, which will not commence receiving revenues until the first quarter of 2020.

Financial

At June 30, 2019 the Company had cash and cash equivalents of $11.8 M, and net working capital of $15.5 M and faces no known liquidity issues or is aware of any significant credit risks in any of its financial assets. In addition, the Company's restricted cash and deposits at June 30, 2019 totaled $2.8 M.

Financial Report and Conference Call for Second Quarter 2019 Results

Full details of the financial and operating results for the second quarter of 2019 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis. These documents and additional information on Alexco, including its annual information form, are available on Alexco's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.



Alexco is holding an audio webcast conference call to discuss these results at 12:30 p.m. Eastern (9:30 a.m. Pacific) on Wednesday, August 14, 2019. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Conference ID#:	Ask to join the Alexco conference call
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: kcordero@alexcoresource.com
www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise



any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.